

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2019

Russell Greenberg
Chief Financial Officer
INTER PARFUMS INC
551 Fifth Avenue
New York, New York 10176

> **Re: INTER PARFUMS INC**
> **Form 10-K for the year ended December 31, 2018**
> **Filed on March 1, 2019**
> **File No. 000-16469**

Dear Mr. Greenberg:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences